SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 949, of 09.30.2022.

CERTIFICATE

MINUTES OF THE NINETY-NINETEENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

It is hereby certified, for due purposes, that the 949th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the thirtieth day of September of the year two thousand and twenty-two, at 9:06 am, with work closing recorded at 5:27 pm. The meeting took place at Eletrobras' central office, located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro – RJ. The call took place on the twenty-third day of September in the year two thousand and twenty-two, pursuant to the Bylaws. The Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the work in person. The Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), MARISETE FÁTIMA DADALD PEREIRA (MFP), and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting in person. Board member MARCELO GASPARINO DA SILVA (MGS) remotely participated in the meeting, via videoconference. Board Members VICENTE FALCONI CAMPOS (VFC) and DANIEL ALVES FERREIRA (DAF) remotely participated in the meeting, via videoconference, up to segment “9. Reports from the Advisory Committees”. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was hosted by the Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Coordinator of the Statutory Audit and Risk Committee JERÔNIMO ANTUNES (JEA) participated in person, as a guest, in the following segments of the conclave: “8. Holding Deliberation Points”; and “9. Reports from the Advisory Committees”. Legal Director JOSÉ EDUARDO GUIMARÃES BARROS (JGB) remotely participated in the meeting, via videoconference, as a guest. President WILSON FERREIRA JR (WFJ) attended the meeting in person, as a guest, with the exception of segment “9. Reports from the Advisory Committees”. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 29, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present. The meeting was opened with the presence of nine members, in compliance with the minimum quorum of six members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of change in the quorum of those present at the time of deliberation. The prior declaration of conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for purposes of calculating the respective minimum quorum for deliberation. 8. HOLDING DELIBERATION POINTS: DEL 146, of 09.30.2022. Approval of the Proposal for Reforming the Bylaws and the Call for the 183rd EGM of Eletrobras. RES 456, of 09.26.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the favorable opinion of the Strategy, Governance and Sustainability Committee – Statutory CEGS issued at the 29th meeting ended on 09.28.2022, in the support material and in the documents below: Resolution Executive Board No. 456, of 09.26.2022; Report to the Executive Board DC-161, of 09.23.2022; Executive Summary DC-009, of 09.27.2022; RESOLVED: 1. to approve the proposed amendment to Eletrobras' Bylaws, as provided for in the Management Proposal for the 183rd General Shareholders' Meeting attached to RES 456/2022, also including the third paragraph in art. 36 in the proposed statutory reform, as worded below: Art. 36 - (...) Paragraph 3 - A person who has already completed 65 (sixty-five) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and

Information Classification: DEL-146/2022 (public). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

2 CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 949, of 09.30.2022.

approved by the Board of Directors . 2. to approve the convening of the 183rd Extraordinary General Shareholders' Meeting until 10.04.2022, to be held on 11.04.2022, in the fully digital model, within a minimum period of 30 (thirty) days from the date of its publication, pursuant to the terms of Call Notice and the Management Proposal and its Annexes, attached to RES 456/2022, without prejudice to the adjustment described in item 1 above; 3. delegate powers so that the Legal Director of Eletrobras, Mr. José Eduardo Guimarães Barros, chairing the 183rd Extraordinary Shareholders' Meeting – AGE of Eletrobras, also granting him powers to appoint eventual substitutes or delegate such function to a well-known specialist external lawyer; 4. determine that the Financial and Investor Relations Office - DF adopt the necessary measures for the convening mentioned in item 2, and that the Strategic Governance and Intelligence Department - DCGE, the Investor Relations Superintendence - DFR, the Governance Secretariat – DCGG and the Executive Secretariat – DCGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, registered favorable manifestation of CEGS. The collegiate also unanimously accepted the proposal made by the VFC Councilor for the inclusion of §3 in art. 36 of the proposed bylaws, as described above. The other matters raised at that meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of the Brazilian Corporation Law, being situated , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Officer of Eletrobras.

Rio de Janeiro, October 10, 2022.

BRUNO KLAPPER LOPES

Governance Officer

Information Classification: DEL-146/2022 (public). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.